September 29, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention: Craig D. Wilson

Re:	Globant S.A.
Form 20-F for the fiscal year ended December 31, 2016
Filed April 7, 2017
Form 6-K dated August 17, 2017
File No. 001-36535

Dear Mr. Wilson:

This letter is submitted by Globant S.A. (the “Company”) in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Staff’s review of the above captioned filings, as set forth in your letter dated September 21, 2017.

For your convenience, the Staff’s comment has been repeated below in its entirety, with the Company’s response set out immediately underneath it.

Form 6-K dated August 17, 2017

Exhibit 99.1

1.	We note under 2017 Third Quarter and Full Year Outlook, you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance, but you do not provide the disclosures required when the reconciliation is omitted. In your next earnings release, please follow the guidance in Item 100(a) of Regulation G and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in future filings that include forward looking non-GAAP guidance, the Company will provide a quantitative reconciliation with respect to its forward looking non-GAAP guidance, or will include the disclosure required when the reconciliation is omitted, as applicable.

United States Securities and Exchange Commission September 29, 2017 Page 2

If you have any questions or comments regarding this response or require any additional information, please contact me at 877-215-5230.

Very truly yours,

Globant S.A.

By:	/s/ Alejandro Scannapieco
Name:	Alejandro Scannapieco
Title:	Chief Financial Officer

cc:	Christopher C. Paci, DLA Piper LLP (US)